Kathleen Simpson-Taylor
Chief Financial Officer and
Executive Vice President
A-Mark Precious Metals, Inc.
2121 Rosecrans Ave., Suite 6300
El Segundo, CA 90245
ktaylor@amark.com

January 16, 2020
VIA EDGAR
Ms. Donna Di Silvio
Mr. Bill Thompson
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: A-Mark Precious Metals, Inc.
Form 10-K for Fiscal Year Ended June 30, 2019
Filed September 16, 2019
File No. 001-36347

Dear Ms. Di Silvio and Mr. Thompson:
On behalf of A-Mark Precious Metals, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated January 10, 2020 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 10-K for the fiscal year ended June 30, 2019.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Item 8. Consolidated Financial Statements and Supplementary Data
Note 14. Financing Agreements
Liability on Borrowed Metals, page 86

1.
Please disclose the specific line item(s) on the balance sheets that reflect the corresponding metals referred to with regard to the liabilities recorded as well as the amount of the corresponding metals included in each line item(s).

United States Securities and Exchange Commission
January 16, 2020

The Company recorded liabilities on borrowed precious metals with market values totaling $201.1 million as of June 30, 2019 with corresponding metals totaling $179.3 million and $21.8 million included in Precious Metals Held Under Financing Arrangements and Inventories, respectively, on the consolidated June 30, 2019 balance sheet. The Company recorded liabilities on borrowed precious metals with market values totaling $280.3 million as of June 30, 2018 with corresponding metals totaling $262.5 million and $17.8 million included in Precious Metals Held Under Financing Arrangements and Inventories, respectively, on the consolidated June 30, 2018 balance sheet.
The Company will revise future filings to disclose the specific line items on the balance sheet that reflect the corresponding metals referred to with regard to the liabilities recorded as well as the amount of the corresponding metals included in each line item.
Item 15. Exhibits and Financial Statement Schedules, page 96

2.
We note that the Form 10-K is incorporated by reference in Form S-8 filed May 18, 2017. Please revise to file the consent of your independent registered public accounting firm. Please refer to Item 601(b) (23) of Regulation S-K.

We will file an amendment to our previously filed Form 10-K for fiscal year ended June 30, 2019 to include the consent of our independent registered accounting firm to the incorporation by reference of their report to the Company’s Form S-8 filed on May 18, 2017. We expect to file the amendment on or about January 31, 2020.
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If you have any questions or comments with respect to the above, please contact the undersigned at 310-587-1442.

Very truly yours,

/s/ Kathleen Simpson-Taylor
Chief Financial Officer and
Executive Vice President

cc:    Greg Roberts, Chief Executive Officer
Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP